Last Chance to Save HealthRite, Haber and Teeger must go!

   Since 1993, HealthRite has been controlled by two Wall St.
financiers, Warren Haber and John Teeger, operating as "Founders
            Management."  Let's review their record.


The Record:

HealthRite went public at $4.50 and is currently trading at $1.50. Batteries, Batteries BATS (NASDAQ), another Haber and Teeger deal, went public at over $5.00 and is trading at around $2.00. Their ERC industries declared bankruptcy, while they made over 1.2 million in fees. Their Razorback Oil declared bankruptcy, Direct Action Marketing went Chapter 11, and their Winemasters Int'l. lost 100% of their investors money.

HealthRite reported losses in 4 out of 5 years with 3 Presidents and 3 CFO's with only Haber and Teeger surviving at each change of management.

Founders keeps a separate fund to pay their own fees and expenses in New York that include a Lexus and Mercedes and legal and travel expenses paid without any authorization from the operating company. MacDonald tried to change things, guess what happened?

While HealthRite stock has gone steadily down, Haber and Teeger have paid themselves over a half million in fees, plus additional compensation in the form of additional transaction fees, warrants and expenses.

Founders are absentee managers, very expensive and spending only a limited amount of time and effort on the business. HealthRite needs an office in Manhattan just like Montana needs to import snow in winter.

Founders moved the annual meeting 3 times in an attempt to stop the voting and thwart our management takeover. Now it is moved to Haber's private club in NYC. Inconvenient to everyone but them.


MacDonald responds to "Founders" Propaganda.

MacDonald was terminated because he stood up to Haber and Teeger and gave notice to Founders of the cancellation of the Founders
Management Services Agreement.

Shortly after Mr. Teeger was engaged as CFO and without the authority of the CEO or the Board, Teeger gave a 20K increase to a manager reporting to Mr. MacDonald. MacDonald stood up to Haber and Teeger and suspended the Founders Management Services Agreement and gave notice of cancellation to save the company from paying unnecessary fees and expenses.

MacDonald had the courage of conviction to initiate the cancellation of an expensive and cash draining agreement.
MacDonald was protecting the interest of shareholders by attempting to reduce all unnecessary costs including the "Founders Agreement". MacDonald lost the battle and was required to negotiate the end of his contract.

The major portion of the losses in "97" were caused by the sale of the retail and catalogue division, which was acquired by "Founders", managed by "Founders" prior to MacDonald's hiring.
They also made the decision to withdraw from the Military resale business, and Wal-Mart including firing key sales executives who they could not control. Losses on the sale of Vitamin Specialties, the lack of adequate financing, high "Administrative" expenses exaserbated by "Founders" and the marketing retreat of Nautilus were major reasons for the losses in 1997.

Haber pressured MacDonald to hire his friend, a convicted drug smuggler, who served 5 years in jail. When MacDonald learned of his background and gave him a probationary contract, he incurred the wrath of Mr. Haber, his protector.


The Bottom Line:

Vote to end Haber and Teeger's gravy train of fees, expenses, luxury cars and perks!

MacDonald invested 150K of his own money in HealthRite. He believes in the potential of the company. MacDonald and Vordenberg will work 7 days a week to make this company successful. They will be a full time executive team working the industry not someone on 5th Avenue working part time with full time benefits.

Current management does not have a plan!


The New HealthRite Plan

MacDonald and Walgreen have assembled a team of experienced industry executives who are capable of returning HealthRite to profitability. MacDonald already managed a 7mm sunglass company and became the industry leader in 5 years, reaching over 50mm in sales in the Drug Chain industry. As a private company it was run more professionally and more successfully than HealthRite. If you have any questions, call MacDonald at 410-902-8552. He'll be happy to answer your questions.

MacDonald believes: 1) using the Board's contacts in the Healthfood and Drug Store industries. 2) consolidating all manufacturing in the low cost and high efficiency Montana plant.
3) eliminating the New York "Founders" management expense and
4) Vordenberg, Hauge and MacDonald, using their influence in the major accounts, the company will be a huge success in sales and will be able to receive adequate capitalization.

The Haber and Teeger Lawsuit is purely a political tactic and MacDonald will answer and intends to countersue on January 15, 1998. While Ron Hauge made a disclosure mistake, he is the respected founder of Montana Naturals and a community leader just the opposite of what Messrs. Haber and Teeger would lead you to believe.

Remember, over 2 million votes were cast for the "MacDonald
Walgreen" slate at the December 17th, 1997 meeting. We appreciate your continued support.

If you have not already done so, complete the "Green" proxy card and return it promptly. If you have completed a white card and wish to change your vote, complete the green card and mail it at once. You have every right to change your vote. The proxy card with the latest date will be counted.

If you have already completed the "Green" card and voted for the MacDonald/Walgreen Team, you do not need to vote again.

"Your Vote is important"

Call Beacon Hill Partners if you have any questions, Ed McCarthy is prepared to help at 1-800-755-5001.